_____________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ____________

                       Amendment No. 34 to

                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                          ____________

                KANSAS CITY POWER & LIGHT COMPANY
                    (Name of Subject Company)

                KANSAS CITY POWER & LIGHT COMPANY
                (Name of Person Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)
                          ____________

                            485134100
              (CUSIP Number of Class of Securities)
                          ____________

                     Jeanie Sell Latz, Esq.
            Senior Vice President-Corporate Services
                Kansas City Power & Light Company
                           1201 Walnut
                Kansas City, Missouri 64106-2124
                         (816) 556-2200
    (Name, address and telephone number of person authorized
         to receive notice and communications on behalf
                 of the person filing statement)
                          ____________

                            Copy to:

                    Nancy A. Lieberman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                    New York, New York  10022
                         (212) 735-3000

  _____________________________________________________________

     This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the "Commission") on July 9, 1996, as amended, (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 9.   Material to be Filed as Exhibits.

     The following Exhibits are filed herewith:

     Exhibit 107    Material distributed to employees commencing
                    August 30, 1996.

     Exhibit 108 Letter to KCPL shareholders distributed commencing August 30, 1996.

                            SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                    KANSAS CITY POWER & LIGHT COMPANY

                    By:  /s/Jeanie Sell Latz
                            Jeanie Sell Latz
                            Senior Vice President-Corporate Services

Dated:  August 30, 1996

                          EXHIBIT INDEX


Exhibit No.                        Description                      Page
__________     __________________________________________________   ____

Exhibit 107    Material distributed to employees commencing
               August 30, 1996.

Exhibit 108    Letter to KCPL shareholders distributed commencing
               August 30, 1996.

                                                 Exhibit 107

                         MERGER FAQ
                   WHAT IS A TENDER OFFER?

     Since mid-April when Western Resources announced its hostile takeover bid for KCPL, we've been hearing about tender offers. We'll no doubt be hearing more from Western about its tender offer in coming weeks, as it tries to convince KCPL shareholders to give up their shares.

     Financial experts understand what a tender offer is, but to many of the rest of us, the issues involved can be confusing. Here are answers to some of the frequently asked questions about a tender offer. If you have additional questions, please call the Employee Merger Hotline at 1-800-718-8788.

Q:  What does it mean to tender shares?
A:  If you tender your shares, you are telling Western
    Resources that you will exchange your KCPL shares for Western shares. Although you still own the shares until such time as Western completes its offer, Western has them in its possession.

Q: I've heard that if I tender my shares, they could be tied up for years. Is that true?
A: Once your shares are tendered, Western retains control over them for as long as it continues its hostile exchange offer. You still receive dividends on your shares during that time, and you retain your voting rights until Western consummates its offer. Throughout the process, if you want your shares returned to you, you must ask for them in writing. Likewise, if you want to sell your shares, you must request in writing that they be returned to you.

Q: How many shares must Western receive to succeed in its hostile offer?
A: Western's offer is conditioned on 90 percent of all outstanding KCPL shares being tendered. Western may amend or waive this condition. Ninety percent is a high threshold that we don't think Western can achieve.

Q: Once the vote is counted, if KCPL cannot meet the legal requirements for a merger with UtiliCorp, am I required to tender my shares to Western?
A: You are under no obligation to tender your shares -- now or at any time in the future.

                                                                Exhibit 108

[Text of letter to KCPL shareholders distributed commencing August 30, 1996]




                                                  August 29, 1996


Dear Shareholder:

     Thank you for your time and patience over the last several months. Although you have been besieged with communications as a result of Western Resources' hostile proxy contest, I wanted to take this opportunity to update you on the status of the tabulation of the vote held at our recent Special Meeting where shareholders were asked to approve the proposed merger of KCPL and UtiliCorp United Inc. All proxies and ballots received by KCPL and Western were turned over to an independent inspector of elections for tallying. We are advised by the inspector that due to the requirements to validate and inspect every proxy card the final outcome of the vote will not be known for several weeks.

     Some KCPL shareholders already have received telephone calls from Western urging them to tender their shares into its hostile exchange offer because of a purported September 20, 1996 deadline. Western may call you or send letters in the coming weeks to tell you the same thing. We want you to know that this deadline is meaningless. Western cannot exchange shares on September 20th since its hostile offer is subject to numerous conditions which cannot be met by this date. Among these conditions are the various state and federal regulatory approvals and the approval of Western's own shareholders at a meeting which Western has not yet scheduled.

     Regardless of the outcome of the recent shareholder vote to approve the KCPL/UtiliCorp merger, Western cannot exchange any KCPL shares until all conditions to its hostile exchange offer are met or waived, and many of these conditions cannot be waived. Satisfaction of these conditions would take more than a year, if they are satisfied at all. Unless Western terminates its offer on September 20th, it will be extending its hostile exchange offer from time to time for substantial periods of time. There is no reason for you to tender (and lose custody of) your shares into an offer that cannot be completed by Western's self-imposed deadline. If you have previously tendered your shares to Western and need assistance in withdrawing them or have any questions concerning the vote or Western's hostile exchange offer, please call our Investor Relations Department at 1-800-245-5275.

     In the meantime, we will continue our efforts to build a strong, competitive energy company positioned to succeed in a rapidly deregulated industry.

                              Very truly yours,

                              /s/Drue Jennings